Exhibit 4.1

Kien Huat Realty III Limited

February 17, 2016

Empire Resorts, Inc.

c/o Monticello Casino and Raceway

Route 17B, P.O. Box 5013

Monticello, New York 12701

Attention:

Emanuel R. Pearlman, Chairman of the Board of Directors

Joseph A. D’Amato, Chief Executive Officer

Re:	Letter Agreement

Gentlemen:

Reference is made to that certain Standby Purchase Agreement (the “Standby Purchase Agreement”), dated as of December 31, 2015, by and between Kien Huat Realty III Limited (“KHRL”) and Empire Resorts, Inc. (the “Issuer”), whereby, among other things, KHRL agreed to exercise certain subscription rights to purchase additional shares of common stock of the Issuer (“Common Stock”) pursuant to the rights offering contemplated thereby (the “Rights Offering”) and exercise rights not otherwise exercised by the other holders in the Rights Offering, in each case, subject to the terms, conditions and limitations set forth in the Standby Purchase Agreement.

As a result of the acquisition of additional shares of Common Stock by KHRL pursuant to the Standby Purchase Agreement, KHRL’s proportionate ownership of the outstanding shares of Common Stock is anticipated to increase. In light of such increased proportionate ownership, the Issuer has requested KHRL to, and KHRL hereby does, agree as follows:

During the period (the “Restricted Period”) commencing on the date hereof and ending on the earlier of (x) the three year anniversary of the closing of the Rights Offering and (y) the one year anniversary of the opening of the Montreign Resort Casino, KHRL shall not, and shall cause its affiliates (as such term is defined under Rule 405 of the Securities Act of 1933, as amended) other than the Issuer or its subsidiaries (collectively with KHRL, the “KHRL Parties”) not to, agree to, make any public announcement with respect to, or submit a proposal for, or offer in respect of (with or without conditions, other than the approvals described below in this paragraph) any transaction or series of transactions that would constitute or result in a Going-Private Transaction, or knowingly encourage or participate in the effort of any other person or entity to do any of the foregoing, unless such Going-Private Transaction is subject to the approval of (i) holders of a majority of the votes represented by Common Stock and Series B Preferred Stock of the Issuer (together with any other capital stock of the Issuer entitled to vote together with the Common Stock in the election of the Board, “Voting Stock”) other than Voting Stock owned by any KHRL Parties and (ii) either (x) a majority of disinterested members of the Board or (y) a committee of the Board composed of disinterested members thereof (“Disinterested Director Approval”).

For the purposes of this letter agreement, “Going-Private Transaction” means either (a) a Rule 13e-3 transaction, as such term is defined in Rule 13e-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), with respect to the Issuer to which such Rule 13e-3 applies or (b) regardless of whether Rule 13e-3 applies to a transaction, any transaction or series of transactions involving (i) a “purchase” (as such term is defined in Rule 13e-3 of the Exchange Act) of any Voting Stock by a KHRL Party, (ii) a tender offer for or request or invitation for tenders of Voting Stock by any KHRL Party or (iii) a solicitation subject to Regulation 14A of the Exchange Act by a KHRL Party of any proxy, consent or authorization of, or a distribution subject to Regulation 14C of the Exchange Act of information statements to, any holder of Voting Stock by a KHRL Party in connection with (x) a merger, consolidation, reclassification, recapitalization, reorganization or similar corporate transaction of the Issuer or between the Issuer (or its subsidiaries) and a KHRL Party (or a group in which a KHRL Party is a member), (y) a sale of substantially all of the assets of the Issuer to a KHRL Party (or a group in which a KHRL Party is a member) or (z) a reverse stock split of any class of Voting Stock involving the purchase of fractional interests, which in the case of such clause (i), (ii) or (iii), has either a reasonable likelihood or a purpose of the KHRL Parties (or a group in which any KHRL Party is a member) obtaining beneficial ownership (as such term is defined in Rule 13d-3 promulgated under the Exchange Act) of all of the Voting Stock or all of the assets of the Issuer.

During the Restricted Period, the Issuer and KHRL will cooperate to ensure that, to the greatest extent possible, the Board includes no fewer than three (3) independent directors (as determined under the standards of the NASDAQ or any other securities exchange on which the Common Stock is then listed).

This letter agreement (a) shall be governed by the laws of the State of Delaware, without giving effect to the conflict of laws provisions thereof, (b) is intended to be solely for the benefit of the parties hereto and is not intended to confer any benefits upon, or create any rights in favor of, any person other than the parties hereto, (c) may not be amended or waived except by an instrument in writing signed by the parties hereto and (d) may be executed in any number of counterparts, each of which will be deemed an original and all of which will constitute one and the same instrument.

[signature page follows]

Sincerely,

KIEN HUAT REALTY III LIMITED

By:	/s/ Gerald Lim Ewe Keng
Name:	Gerard Lim Ewe Keng
Title:	Authorized Signatory

Accepted as of the date above written:

EMPIRE RESORTS, INC.

By:	/s/ Joseph A. D’Amato
Name:	Joseph A. D’Amato
Title:	Chief Executive Officer